Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD SCHEDULES AN EXPLORATION UPDATE
(All dollar amounts in U.S. currency)

Reno, Nevada, June 27, 2003

Meridian Gold will release a mid-year El Peñón exploration update on WEDNESDAY, JULY 2, 2003 at 9:00 a.m. ET. Following the release, there will be a conference call, 11:00 a.m. ET. Details of the call-in information will accompany the press release.

Additionally, Meridian Gold and AngloGold have agreed to extend the closing date of the Sales and Purchase Agreement with Queenstake Resources Ltd. from June 25, 2003 to on or before July 1, 2003.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com